

September 27, 2010

Mr. John Hlywak, Jr.
Executive Vice President and Chief Financial Officer
Integramed America, Inc.
Two Manhattanville Road
Purchase, New York 10577

>   **Re: Integramed America, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Schedule 14A filed April 20, 2010**
>   **File No. 000-20260**

Dear Mr. Hlywak:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Significant Accounting Policies and Use of Estimates, page 40

1. Please disclose the amount of each reserve related to net revenues, accounts receivable and estimated refunds at the most recent balance sheet date presented, and describe the key assumptions used. Further, disclose the change in estimate recorded for each reserve for each period presented.

Fertility Centers Segment, page 41

2. The information on page 43 appears to indicate that under the three-part fee structure for your fertility Partner agreements (i.e. base service fee, service cost reimbursement, and the additional profit sharing fee), you report earnings equal to all of the revenues generated by these entities, reduced only for compensation earned by fertility center physicians. Please revise your disclosure to clarify how this presentation of your fees and the physician's compensation is consistent with the underlying arrangement and your assertion in your consolidation policy that the physicians will receive all residual returns from the fertility centers and that you will not receive any residual returns.

Significant Contractual Obligations and Other Contractual Commitments, page 49

3. Your table of contractual obligations and other commercial commitments appears to be incomplete. For example, it omits the Attain IVF Refund and does not include the entire amounts due to Fertility Medical Practices. Please revise this disclosure to include all of your contractual obligations at December 31, 2009. This information will improve transparency of your short-term and long-term liquidity and capital resource needs.

Notes to Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies, page F-7

4. Please disclose the nature of costs comprising the cost of sales for your fertility centers, consumer services and vein clinics. Disclose the accounting policies followed in determining cost of services and sales for each segment. Also, explain the difference between the cost of services shown on page 43 and the Fertility Center cost of services and sales shown on page F-4.

5. In 2009, you began to capitalize direct response advertising costs, which you will expense over the life of the expected benefit. Please describe the persuasive evidence that you considered in concluding that your direct-response advertising would result in future benefits and that capitalization is now appropriate, including the demographics of the audience, the method of advertising, the nature of the product and relevant economic conditions. Also, quantify the "life of the expected benefit" and explain how you determined this measure. Refer to ASC 340-20-50-1.

6. On December 1, 2009, you acquired the partnership interests in Regents-Idaho, whereby you succeeded to all of Regents-Idaho's interests under its previous agreements with Idaho Center for Reproductive Medicine, P.C. ("ICRM") and Idaho Reproductive Labs, Inc ("IRL") and therefore agreed to provide Business Services to ICRM and IRL. Also, you acquired the partnership interests in Regents-Nevada, whereby you succeeded to all of Regents-Nevada's interests under a previous agreement with Nevada Center for Reproductive Medicine P.C. ("NCRM"). Please tell us how you have accounted for the acquisition of these interests and how

these transactions have impacted your conclusion that consolidation of ICRM and IRL and NCRM was not appropriate. Also, describe the consideration paid for these partnership interests.

Schedule 14A filed on April 20, 2010

General

7. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis

Base Salary, page 11

8. We note the following statement on page 11 of the filing: "Among the factors considered for salary increases are individual and corporate performance, individual level of responsibility, contributions to the Company's overall success, and current competitive market levels." We also note that each of the named executive officers received an increase in base salary from 2008 to 2009 according to the Summary Compensation Table on page 16. Please provide proposed disclosure to be included in your next annual report, which discloses the specific individual and corporate performance factors, levels of responsibility, contributions and competitive market levels considered in determining salary increases for the 2010 fiscal year.

Cash Bonuses, page 12

9. We note the following statement on page 12 of the filing: "Part II of the Bonus Plans set both business development and operational common milestones for Corporate and each Division, and individual milestones that related to business development and operational efficiencies." Please provide proposed disclosure to be included in your next annual report which discloses all development, operational and individual milestones set by the Compensation Committee for the 2010 fiscal year. To the extent that any of the goals are quantitative, your disclosure should also be quantitative.   Also, please confirm that you will discuss the level of achievement of each goal and how the level of achievement translated into the actual percentage of bonus eligibility earned by each individual.

Equity Awards, page 13

10. We note the following statement on page 13 of the filing: "On January 1, 2009, the Compensation Committee granted restricted stock pursuant to the Company's 2007 Long-Term Compensation Plan of 13,607 shares to Mr. Higham, and 5,080 shares of the Company's Common Stock to each of the other Named Executive Officers. These restricted stock awards vest over a 36-month period at the rate of 8.33% every 90 days of the 36-month period." Please provide proposed disclosure to be included in your next annual filing disclosing the specific individual and corporate performance factors and levels of responsibility to be considered with respect to each named executive officer in determining equity awards for the 2010 fiscal year.

Also, please confirm that you will discuss the contributions and competitive market levels considered, including the impact of each.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant